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Prospectus Supplement No. 1                    Filed Pursuant to Rule 424(b)(3)
to Prospectus dated April 30, 1999             Registration No. 333-74437


                      SUNSHINE MINING AND REFINING COMPANY

         This Prospectus Supplement supplements the information contained in the Prospectus of Sunshine Mining and Refining Company (the "Company"), dated April 30, 1999. This Prospectus Supplement relates to the reoffer and resale by the Selling Stockholders identified in the Prospectus of up to an aggregate of 19,000,000 shares of the Company's Common Stock that are issuable upon the conversion and pursuant to certain payment terms of the Company's $6,000,000 5% Convertible Notes Due January 28, 2001 (the "Notes").

         The Company has implemented a 1 for 8 reverse stock split (the "Reverse Stock Split"), effective August 6, 1999. The Reverse Stock Split was approved by the Company's stockholders at the annual meeting on June 10, 1997.

         The terms of the Notes that have been changed due to the Reverse Stock Split are summarized below. The summary includes the terms of the Notes that have been changed as they read before the change and as they read now. The only terms of the Notes that have been changed are to the terms discussed below.

                           SUMMARY OF CHANGE TO NOTES



                                Prior to Change

The Maximum Conversion Price for the Notes is $0.6875.



                               Current Provision

The Maximum Conversion Price for the Notes is $5.50. Each reported price for the Common Stock occurring on any Trading Day prior to the Reverse Stock Split and included in the period used for determining the Formula Price should be multiplied by eight (8) before calculating the Formula Price.


           The date of this Prospectus Supplement is August 17, 1999.